Filed by Coeur D’Alene Mines Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coeur D’Alene Mines Corporation

Commission File No.:001-08641

The following is a transcript of an investor conference call held by Coeur D’Alene Mines Corporation (“Coeur”) on February 13, 2013.

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Cautionary Statement

This document contains forward-looking statements within the meaning of securities legislation in the United States and Canada, including expectations regarding the enterprise value of Orko Silver Corp. (“Orko”), the value of Coeur ’s shares and Orko’s shares, the consideration to be issued pursuant to the proposal, the ability of Coeur and Orko to consummate the transaction on the terms and in the manner contemplated thereby, and Coeur operating results, production levels and operating costs. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that permits necessary for the planned Rochester expansion may not be obtained, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), changes in the market prices of gold and silver, the uncertainties inherent in Coeur’s production, exploratory and developmental activities, including risks relating to permitting and regulatory delays and disputed mining claims, ground conditions, grade variability, any future labor disputes or work stoppages, the uncertainties inherent in the estimation of gold and silver ore reserves, changes that could result from Coeur’s future acquisition of new mining properties or businesses, reliance on third parties to operate certain mines where Coeur owns silver production and reserves, the loss of any third-party smelter to which Coeur markets silver and gold, the effects of environmental and other governmental regulations, the risks inherent in the ownership or operation of or investment in mining properties or businesses in foreign countries, Coeur’s ability to raise additional financing necessary to conduct its business, make payments or refinance its debt, as well as other uncertainties and risk factors set out in filings made from time to time with the United States Securities and Exchange Commission (the “SEC”), and the Canadian securities regulators, including, without limitation, Coeur’s most recent reports on Form 10-K and Form 10-Q. Actual results, developments and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. Coeur disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Current mineralized material estimates include disputed and undisputed claims at Rochester. While the Company believes it holds a superior position in the ongoing claim dispute, the Company believes an adverse legal outcome would cause it to modify mineralized material estimates. Additionally, Coeur undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of Coeur, its financial or operating results or its securities.

Donald J. Birak, Coeur’s Senior Vice President of Exploration and a qualified person under Canadian National Instrument 43-101, supervised the preparation of the scientific and technical information in the investor presentation. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of Coeur’s properties as filed on SEDAR at www.sedar.com.

Cautionary Note to U.S. Investors-The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in public disclosures, such as “measured,” “indicated,” “inferred” and “resources,” that are recognized by Canadian regulations, but that SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from the SEC’s website at http://www.sec.gov.

Additional Information and Where to Find It

This document relates to Coeur D’Alene Mines Corporation’s (“Coeur”) proposed acquisition (the “Transaction”) of Orko Silver Corp. Shares of Coeur’s common stock (the “Coeur Shares”) issuable upon (i) the exercise of warrants (the “Warrants”) to acquire Coeur Shares to be issued by Coeur in connection with the proposed Transaction and (ii) the exchange of exchangeable securities (the “Exchangeable Shares”) to be issued by a subsidiary of Coeur in connection with the proposed Transaction which may be registered pursuant to a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) or issued pursuant to an available exemption. This document is not a substitute for any registration statement or any other document that Coeur may file with the SEC or send to its shareholders in connection with the offer and/or issuance of Coeur Shares in connection with the exercise of the Warrants and exchange of the Exchangeable Shares. Investors who may receive Warrants or Exchangeable Shares in the Transaction are urged to read Coeur’s registration statement on Form S-4, if and when filed, including the prospectus, and all other relevant documents that may be filed with the SEC as and if they become available because they will contain important information about the issuance of Coeur Shares upon the exercise of any Warrants and exchange of any Exchangeable Shares. All documents, if and when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Coeur’s Investor Relations department at Coeur D’Alene Mines Corporation; Investor Relations; (208) 665-0345; wyang@coeur.com. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

CORPORATE PARTICIPANTS

Wendy Yang Coeur d’Alene Mines Corp - VP, IR

Mitchell Krebs Coeur d’Alene Mines - President, CEO

CONFERENCE CALL PARTICIPANTS

Joseph Reagor Global Hunter Securities - Analyst

Adam Brooks Sidoti & Company - Analyst

Matt Vittorioso Barclays - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to today’s conference call and webcast to discuss Coeur d’Alene Mines acquisition of Orko Silver. At this time, all participants have been placed in a listen only mode and the floor will be open for your questions following the presentation.

I would now like to turn the call over to Wendy Yang. Please go ahead.

Wendy Yang - Coeur d’Alene Mines Corp - VP, IR

Thank you, Paula. Good morning, everyone. I’m Wendy Yang, Vice President of Investor Relations. Thank you for joining us this morning to discuss Coeur d’Alene Mines proposal to acquire all of the issued and outstanding common shares of Orko Silver.

With me on the call today is Mitch Krebs, our President and CEO of Coeur. We will begin the call with some prepared remarks and then open the call for questions. This call is being webcast on our website at www.coeur.com. That’s C-O-E-U-R dot com. Where we have also posted our presentation to accompany our remarks. Telephonic replay of this call will be available on our website for a limited time.

We will be discussing some forward-looking information today, and we caution our audience that such statements involve risks and uncertainties that could cause actual results to differ materially from projections.

Please refer to the cautionary statements shown on Slide 2 of our presentation and review the risk factors, some of which are specific to our industry and are described in our annual and quarterly financial reports filed with the US SEC and Canadian regulators.

With that, it’s my pleasure to turn the call over to Mitch.

Mitchell Krebs - Coeur d’Alene Mines - President, CEO

Thanks, Wendy. Good morning, everybody. Thanks for joining us on such short notice. By now you’ve seen our press release we issued this morning regarding our proposed acquisition of Orko Silver.

We’re excited at the prospect of completing this transaction and what we think it can do for both Companies’ shareholders. For our shareholders, this transaction will solidify Coeur’s position as a leading growth oriented silver producer. The addition of Orko would further diversify our asset portfolio and geographic footprint while also improving our future growth profile.

Orko’s key asset, the La Preciosa project, is one of the largest undeveloped silver deposits in the world. Coeur’s cash flow and strong liquidity position will support the development of this project, which we believe will become one of the world’s leading silver mines.

La Preciosa has compelling economics and is expected to have a long mine life. Additionally, it’s located in a mining friendly jurisdiction and located near very well developed infrastructure.

This transaction also offers compelling value for Orko’s shareholders, who will receive an attractive premium and will have the opportunity to participate in the upside of the combined Company through the Coeur stock and warrants we’ve offered and who can also elect to take cash given the $100 million cash component to our proposal.

Earlier this morning, Orko announced that its Board of Directors unanimously determined that our offer constitutes a superior proposal under Orko’s existing arrangement agreement with First Majestic.

Turning to slide 4 of the presentation, we outline the highlights of this transaction. Once completed, Coeur and Orko shareholders will be able to participate in the future success of the La Preciosa project, which is, as I said, one of the world’s largest undeveloped silver deposits. Our Company has a long operating history and we possess the financial capabilities and development skills necessary to bring the project into production.

We plan to develop La Preciosa as an open pit mine in order to maximize its value and we believe that this asset will have a long mine life and offer significant exploration upside.

This transaction is consistent with our stated M&A strategy and our approach has and will continue to be extremely disciplined. Orko is an appropriately sized Company for Coeur to acquire and we expect a smooth integration. As of yesterday’s market close, Orko represented about 18% of Coeur’s market cap.

As we think about the financial aspects of integration, we expect our cash flow and strong liquidity position to be sufficient to fund La Preciosa’s development and the transaction should be accretive to Coeur shareholders’ net asset value and resources per share basis.

Under the terms of our $2.70 proposal, which we’ve outlined on slide 5, as well as in our press release, Orko shareholders may elect to receive equity or cash. If all Orko shareholders were to elect either the all cash or the all share alternative, each Orko shareholder would end up receiving 0.0815 Coeur shares plus $0.70 in cash together with 0.01118 Coeur warrants in exchange for each Orko share.

We’re confident that Coeur’s offer represents a very compelling proposal that is meaningfully superior in value to what Orko shareholders currently have on the table from First Majestic. Based on yesterday’s closing prices of the shares of Coeur, Orko and First Majestic, our proposal represents a premium of 72% to the Orko share price from December 14, 2012, which is the last trading day prior to the announcement of Orko’s agreement with First Majestic. Our offer also represents a premium of 25% to the implied value of the Orko shares based on the terms of the First Majestic transaction.

The total value of the transaction is approximately $384 million. We will be using $100 million of existing cash and we would be issuing about 11.6 million new Coeur shares, which is about a 13% increase.

Pro forma for the transaction, the combined Company will contain nearly 800 million ounces of silver equivalent measured in indicated resources and nearly 300 million ounces of silver equivalent inferred resources. And the combined Company will have the potential to produce around 27 million ounces of annual production once La Preciosa is in production.

On slide 6, we outline the benefits of this transaction for each Company’s shareholders side-by-side. We’re excited about the value that we expect to create for both sets of shareholders.

Coeur’s shareholders gain access to an exciting new opportunity for growth that will bring additional diversification to our existing portfolio. The transaction is accretive and we expect La Preciosa to be a significant contributor of production and cash flow over a very long mine life.

And Orko shareholders, who elect Coeur stock, gain a partner with the resources to maximize the value of its La Preciosa asset.

Slide 7 provides more detail on La Preciosa, which is located in the state of Durango and is in the same mining belt as several large mines and deposits, such as Fresnillo and Pitarrilla. It’s located near existing infrastructure, an existing workforce and technical talent, both in Durango and Torreon. So a very large land position and with the current resource estimate of 99 million ounces of indicated resources and 140 million ounces of inferred resources is significant and has the potential to grow with additional drilling.

Turning to slide 8, as I’ve noted, Mexico’s a mining friendly jurisdiction. It’s actually the world’s largest silver producing country. Based on a 2012 ranking of countries for mining investment, Mexico is ranked 5th based on its economic and political systems, social issues, permitting delays, currency stability and other factors. So we like the fact we’ll be increasing our exposure to Mexico.

Similarly, slide 9 benchmarks La Preciosa against the world’s largest current producing silver mines and as you can see, its production rate would be in the top five once we bring it into full production. It would then become Coeur’s third top 10 silver mine.

As shown on slide 10, we think the opportunity to develop La Preciosa as an open pit mine will maximize the value of the project and reduce the development risk of this large and unique asset.

Slide 11 makes two key points. On the top, an improved balance across our portfolio of assets by adding La Preciosa. And across the bottom, on a pro forma basis, an increased focus on mining friendly jurisdictions that would result from this transaction, notably 52% of the pro forma Company’s operating net asset value would be derived from Mexican assets.

On slide 12, we’ve illustrated how this transaction improves Coeur’s growth profile. It will increase our silver production by approximately 7 million to 9 million ounces annually.

And turning to slide 13, many of your are familiar with Coeur’s asset portfolio and track record, but for those of you new to our Company, in the last few years we have successfully built and now operate the San Bartolome surface mine in Bolivia, the Palmarejo open pit and underground mine in Mexico and the Kensington underground mine in Alaska. And have recently brought the Rochester silver and gold open pit mine in Nevada back into production.

Upon closing, the combined Company will have an expanding portfolio of open pit and underground operations, supplemented by attractive late stage development projects that provide a robust growth profile in mining friendly jurisdictions.

Finally, turning to slide 14, in terms of next steps, First Majestic has a five business day right to match our superior proposal. If First Majestic chooses not to do so, Orko will then terminate the arrangement agreement with First Majestic and enter into a definitive agreement with Coeur.

No further corporate or shareholder approvals are required for Coeur to enter into the proposed agreement or to complete the transaction. And importantly, the proposal is not conditional on any financing.

We are very pleased that Orko’s Board of Directors unanimously determined that our offer constitutes a superior proposal to First Majestic’s. This really is a combination that makes a tremendous amount of success for both sets of shareholders and we’re excited about what the combined Company looks like and the kind of value we think it can generate for shareholders.

With that, we’ll now open the call for any questions. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator instructions) Joseph Reagor, Global Hunter Securities.

Joseph Reagor - Global Hunter Securities - Analyst

Two quick things. One is, what’s the depth from surface that you guys are going to have to pre strip on this deposit?

Mitchell Krebs - Coeur d’Alene Mines - President, CEO

I’m having a hard time hearing you, but I think you asked about pre strip or strip ratio?

Joseph Reagor - Global Hunter Securities - Analyst

Just the pre strip. Like how many meters from surface is it?

Mitchell Krebs - Coeur d’Alene Mines - President, CEO

Yes, the strip ratio would be plus 10 to 1 based on our work that we’ve done.

Joseph Reagor - Global Hunter Securities - Analyst

And what’s the valuation methodology you guys used to come up with the $384 million valuation?

Mitchell Krebs - Coeur d’Alene Mines - President, CEO

We looked at a variety of methodologies or metrics, driven mostly by net asset value of a model based on the mining -- the assumed mining of measured and indicated and some inferred resources. And we also then sanity check that fundamental view of value against market metrics, such as price per ounce of resource, multiple of NAV, those more traditional market multiples that our industry uses.

Joseph Reagor - Global Hunter Securities - Analyst

In other words you guys have an internal estimate for the capital costs of this already.

Mitchell Krebs - Coeur d’Alene Mines - President, CEO

Yes, we’ll be working on a PEA and have more to say about that in the future. But yes, we’re currently working on a PEA and that’ll provide that next level of detail.

Operator

Adam Brooks, Sidoti & Company.

Adam Brooks - Sidoti & Company - Analyst

Just want to get kind of your initial thoughts maybe if you can give us a heads up kind of on the capital costs and cash cost compared to what Pan American has thrown out there. And maybe you can talk a little bit about some of the re-engineering, maybe what you’re seeing differently versus them as far as your expectations for mine life and annual production.

Mitchell Krebs - Coeur d’Alene Mines - President, CEO

A lot of that we’ll leave for down the road, but production profile, we estimate 7 million to 9 million ounces. We do think that with an open pit approach capital can be lower. We think the development risks are lower, we think the way that main Martha vein sits in such a flat way, underground mining is very difficult and a lot of the issues with the slope of that main vein, as well as some ground conditions, rock mechanics that an open pit approach makes a lot more sense and ultimately, allows you to recover more of the material and push up the overall value of the project.

Adam Brooks - Sidoti & Company - Analyst

And out of curiosity, how long was this process from kind of initial valuation to sending out that offer?

Mitchell Krebs - Coeur d’Alene Mines - President, CEO

Oh wow. This is one of those unique assets that we’ve followed for a long time and have come to know in greater detail over the past six months or so that have led to today’s announcement.

Operator

(Operator instructions) Matt Vittorioso, Barclays.

Matt Vittorioso - Barclays - Analyst

I was wondering if maybe you could help us out on your expectations, understanding that this is still needing to be developed. But as far as cash flow goes, could you compare to maybe a San Bartolome? If we think about San Bartolome doing 6 million ounces of silver in 2012 and you’ve given expectations for its cash flow, would the cash flow profile of this new mine be similar to San Bartolome? Maybe just sort of compare and contrast at a high level.

Mitchell Krebs - Coeur d’Alene Mines - President, CEO

That’s a good question. Compare the two, I’d say production will be higher at La Preciosa, costs will be a bit lower. Mine life will be a bit longer at La Preciosa. Maintenance CapEx, probably about the same. The grades are not too far off, this would be a higher tonnage throughput than San Bartolome.

Matt Vittorioso - Barclays - Analyst

And San Bartolome was about $240 million of capital costs to get it going. Again, I know you’re going to put out some more specific numbers, but does this feel like something on the similar order of magnitude?

Mitchell Krebs - Coeur d’Alene Mines - President, CEO

Well, it would be higher, given the higher tonnage scenario that we envision. It would be higher than San Bartolome, but probably closer to what Palmarejo, both of which, San Bartolome and Palmarejo use a similar processing method that we would envision using at La Preciosa.

Matt Vittorioso - Barclays - Analyst

And if we approach the Palmarejo startup costs, over what period of time would you expect that to be funded? You’d said that current liquidity and cash flow should be able to support the development of La Preciosa. What timeframe would you expect to get that new mine up and running?

Mitchell Krebs - Coeur d’Alene Mines - President, CEO

I’d assume two years, spread out over two years with weighted more towards the second year versus the first.

Operator

Adam Brooks, Sidoti & Company.

Adam Brooks - Sidoti & Company - Analyst

As far as cash use now with this acquisition, does this effectively halt any share repurchase programs, particularly -- well, obviously since you’re issuing equity, I guess you’re going back up to over 100 million shares essentially. I mean for the next several years can we effectively assume that as you’re focused on kind of ramping up this mine, that’s where you’ll be putting all your capital to?

Mitchell Krebs - Coeur d’Alene Mines - President, CEO

No, we’re going to remain committed to that $100 million repurchase program that was put in place last June. We think that our shares still represent, and with this transaction even more so, they represent great value. And so, by doing accretive transactions like this, we’re just making those shares more attractive to own, whether they’re being purchased by shareholders or by ourselves.

Operator

This concludes the question and answer session. I would now like to turn the call back over to Mr. Mitch Krebs for any closing remarks.

Mitchell Krebs - Coeur d’Alene Mines - President, CEO

Thank you. And thanks again for everybody jumping on the call so quickly. Just to summarize, we feel a combination between Orko and Coeur will really solidify the Company’s growth profile, improve our overall portfolio mix across an expanded number of assets and we’ll do some good things for our overall geopolitical risk profile by adding more Mexican exposure. This is truly a world-class asset. I think we’re paying a very fair price that allows both sets of shareholders to be the beneficiaries of this proposed combination. And we’re excited about the value creation that we think will come with this deal.

So, thank again and if you have any questions at all, I think the back of the press release and the slides have contact information for several of us. And don’t hesitate to reach out.

So thanks again, have a good day.

Operator

Thank you. A replay of today’s conference may be accessed by webcast or by dialing 800-585-8367 from the United States and 404-537-3406 from outside the US. The conference ID number is 10427347. The replay and webcast will be available through March 13. Thank you. You may now disconnect.